FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of June 2004

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached hereto and incorporated by reference herein is Registrant’s announcement dated June 14, 2004, that Registrant has signed an agreement with Taegwang E&C Co. Ltd, for the supply of a Skystar 360E satellite hub and remote VSAT terminals.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd. (Registrant) BY: /S/ Yaron Suher —————————————— Yaron Suher VP Financial Planning and Treasury

Dated: June 15, 2004

Jun 14, 2004

Gilat Signs Agreement with Korean Management and Control Services Company, Taegwang E&C Co. Ltd.
Skystar 360E Satellite Hub and remote sites to be operated by the leading Korea Telecom operator, Korea Telecom

Petah Tikva, Israel, June 14, 2004 – Gilat Satellite Networks Ltd. (Nasdaq: GILTF) announced today an agreement with the Korean management and control services company, Taegwang E&C Co. Ltd, for the supply of a Skystar 360E satellite hub and remote VSAT terminals. The satellite-based VSAT network was successfully installed and will be operated by, the leading Korean telecom operator, Korea Telecom.

Taegwang E&C Co. Ltd, is a management and control services company that provides Supervisory Control and Data Acquisition (SCADA) and water management services for such Korean companies as KEPCO (Korean Electric Power Corporation), KARICO (Korea Agriculture and Rural Infrastructure Corporation), KOWACO (Korea Water Corporation) and KNR (Korea National Railroad).

The Skystar 360E hub will provide Voice over IP, cross-border data services and high-speed Internet services for national and international services both inside and outside of Korea.

Sung-Woo Lee, CEO of Taegwang E&C Co.Ltd., said, “ It will be an exciting new challenge for us to develop our satellite communications business including VSAT data services and SI/NI services. Also, this satellite solution will provide synergy for our SCADA business. ”

Sung-Woo Lee, CEO of Taegwang E&C Co.Ltd., said, “ It will be an exciting new challenge for us to develop our satellite communications business including VSAT data services and SI/NI services. Also, this satellite solution will provide synergy for our SCADA business. ”

Giora Reish, Gilat’s Associate Vice President, Sales, Asia, said, “We are very pleased to be working with Taegwang E&C Co. and Korea Telecom and to be providing VSAT services in this most demanding of markets. We believe the deployment of this hub is a launching point for the expansion of our operations in Korea and neighboring countries where customers can benefit from VIOP, Internet and data services.”

About TGE
Taegwang E&C Co. Ltd. is a leading company in monitoring & control of industrial facilities(SCADA), preventive diagnosis solution, and its related telecommunication solutions.

About Gilat Satellite Networks Ltd.
Gilat Satellite Networks Ltd., with its global subsidiaries Spacenet Inc., Gilat Latin America and rStar Corporation, is a leading provider of telecommunications solutions based on Very Small Aperture Terminal (VSAT) satellite network technology – with close to 500,000 VSATs shipped worldwide. Gilat, headquartered in Petah Tikva, Israel, markets the SkyEdge ™ Product Family which includes the SkyEdge™ Pro, SkyEdge™ IP, SkyEdge™ Call, SkyEdge™ DVB-RCS and SkyEdge™ Gateway. In addition the Company markets the Skystar Advantage®, DialAw@y® IP, FaraWay™, Skystar 360E™ and SkyBlaster* 360 VSAT products in more than 80 countries around the world. Gilat provides satellite-based, end-to-end enterprise networking and rural telephony solutions to customers across six continents, and markets interactive broadband data services. Skystar Advantage, Skystar 360E, DialAw@y IP and FaraWay are trademarks or registered trademarks of Gilat Satellite Networks Ltd. or its subsidiaries. (*SkyBlaster is marketed in the United States by StarBand Communications Inc. under its own brand name.) Visit Gilat at www.gilat.com.

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat’s products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat’s products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company’s proprietary technology and risks associated with Gilat’s international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat’s business, reference is made to Gilat’s reports filed from time to time with the Securities and Exchange Commission.

Investor Relations
+1 703- 848-1515

tim.perrott@spacenet.com

Gilat Media Contact:
Barry Spielman,
Senior Director, Corporate Marketing
tel: +(972)3-925-2201
barrys@gilat.com